UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number 333-7480




(Check One):
|_| Form 10-K  |X| Form 20-F   |_| Form 11-K   |_| Form 10-Q   |_| Form 10-D
|_| Form N-SAR  |_| Form N-CSR


For Period Ended:             December 31, 2008
                  --------------------------------------------------------------


|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR


For the Transition Period Ended:
                                 -----------------------------------------------


      Read attached instruction sheet before preparing form. Please print or type.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

Note 21 to Item 18, Report of Independent Registered Public Accounting Firms and the discussion of the reconciliation of Mexican FRS to US GAAP in Item 5:
"Operating and Financial Review and Prospects", A. "Operating Results" to our Annual Report on Form 20-F for the year ended December31, 2008.

                                     PART I
                             REGISTRANT INFORMATION


Industrias Bachoco, S.A.B. de C.V.
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Full Name of Registrant:

Industrias Bachoco, S.A. de C.V.
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Former Name if Applicable:

Avenida Tecnologica No. 401
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Address of Principal Executive Office (Street and Number):

Ciudad Industrial C.P. 38010 Celaya, Guanajuato, Mexico
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City, State and Zip Code:



                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) |X|

1. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


2. The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


3. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant respectfully notifies the Securities and Exchange Commission that it was unable to complete Note 21 to its Consolidated Financial Statements included in Item 18 to its Annual Report on Form 20-F for the year ended December 31, 2008 (the "2008 Annual Report") and the discussion of the reconciliation of Mexican FRS to US GAAP in Item 5: "Operating and Financial Review and Prospects", A. "Operating Results" thereto in a timely manner without unreasonable effort and expense. The 2008 Annual Report also omits the Report of our Independent Registered Public Accounting Firms. Our external auditors require additional time to complete their audit of the reconciliation of our Consolidated Financial Statements under Mexican FRS to U.S. GAAP. The Registrant is working diligently with them to finalize the disclosure and complete all other actions required and expects to file its complete 2008 Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

       Daniel Salazar Ferrer                 011-52-461-618-3555
      -------------------------------       ---------------------------
      (Name)                                (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


      |_| Yes |X| No



                       Industrias Bachoco, S.A.B. de C.V.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 30, 2009                By:   /s/ Daniel Salazar Ferrer
                                          ---------------------------
                                          Name: Daniel Salazar Ferrer
                                          Title: Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4 Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

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